INVEST IN **NICOLETTE**

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Empowering patients with data, rapid education, and participation tools

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Christie Pitts

Invested $5,000 this round & $30,000 previously

Learn about Lead Investors

nicolette.com Long Beach CA

Software Technology B2B Techstars Saas

OVERVIEW UPDATES 3 WHAT PEOPLE SAY 25 ASK A QUESTION 5

Highlights

1. 🚀 Mission: Transform healthcare by empowering patients with easy-to-use success tools.
2. 🧩 Founder Fit: Founded by NICU parents and physicians with deep knowledge of the patient journey.
3. 👊 Partners: Backed by Backstage Capital, Cedars-Sinai, Techstars, Boomtown, WM360, and more.
4. 💥 Competitive Advantages: Patent-pending tech, EHR integration, network effects, and first-mover.
5. 🎯 Execution: First implementation completed with breakthrough results at CHOC Children's Hospital.

Our Team



Founding Team Phil, Michel, and Seth

We are a passionate, dedicated team, committed to to helping patients and their families use technology to be self-advocates.

Phil and his wife Jude had extremely premature twins (25-weeks gestation) and struggled to navigate the NICU journey. They made decisions they would now do differently, they signed consents they didn't fully understand, and they missed valuable opportunities to participate in care. Their experience led to Phil co-founding Nicolette.



Phil Martie CEO

* Taking the leap and starting Nicolette! * Founding with an excellent team * Leading the build and installation of a transformational healthcare product * Developing Canon's OpEx program as VP



Michel Mikhael Chief Medical Officer

* Conceiving the idea for Nicolette as a tool to empower patients and partner with their health care providers. * Leading several process improvement projects in health care that positively influenced patients outcomes.



Seth Brickman Chief Product Officer

With a strong background in Big Tech (Microsoft and Amazon) I build technology consumers love to use. I have an ML patent for VUI on Alexa multimodal devices



Tynan Szvetecz CTO



Mindy Morris Parent Education

Nicolette empowers patients and their caregivers to be members of their own care team. Our technology transforms raw health data into insights, updates, curated education, and participation tools. ✅



nicolette
PATIENT EMPOWERMENT • PROVIDER PARTNERSHIP
Investment Overview
August 2021

Health literacy is the greatest tool available to empower patients and their caregivers to self-advocate and be part of their own care team:



Health Literacy - Phil Martie
from Nicolette, Inc.
HEALTH LITERACY // PHIL MARTIE
CEO
NICOLETTE


03:27
vimeo

We build data-driven technology that empowers patients through literacy.


What We Do
nicolette
Click For Demo
We are improving healthcare by
RAPIDLY EMPOWERING PATIENTS
Health Data Transformation
Curated Education
Engagement Tools
Telehealth

Here is a demo of our first product, NicoBoard:


Stability
Digestive
Data
Milk/IV Fluid
Stool Count
06:06

A patient is empowered when they are competent and confident.


Solving the Empowerment Problem
nicolette
Empowered patients and their caregivers have the competence and confidence to be valuable members of their own care team:
• Input and say in care
• Timely and objective updates
• Tailored education
• Consistent communications
Improved Health Outcomes
Reduced Provider and Payer Costs
Increased Clinician Productivity
Higher Patient Satisfaction & NPS

The market for our technology is large with excellent scalability. We are starting in the NICU, which has many advantages.


Market Size & Scale (Bottom-Up TAM)
nicolette
Outpatient
& Telehealth
Neonatal Intensive Care (NICU)
Our Starting Point


$40 Billion
House-wide
Inpatient
$10 Billion
NICU
Inpatient
$2 Billion
Entering the market with a NICU product enables fast, cost-efficient scale in the future:
✓ Texture of Stay: NICU stays are long and encompass components of an ICU, step-down, and rehab experience for the patient.
✓ Value of Patient Day and Encounters: NICU interactions carry significantly more expense than other inpatient types, enabling development of robust ROI models.
✓ Heterogenous Population: The diversity of cases in the NICU enable a strong and scalable foundation of education and data tools that scale to other inpatient uses.

Our business model is B2B SaaS, generating recurring revenue that scales well and carries excellent unit economics.


NicoBoard Business Model
nicolette
Health Systems and Payers Pay a Subscription Fee
$21
Per NICU Patient Day
$15
Per Inpatient Day
$50
Monthly
Per Telehealth Provider License
Average ARR
$250,000
per NICU
Average ARR
$2,000,000
per Payer
Average ARR
$600,000
per Full Hospital
Average ARR
$600,000
per Telehealth Deal
Unit Economics
80%
Gross Margin

This slide contains forward-looking projections that cannot be guaranteed.

Health systems and insurance companies buy our technology because health outcomes improve and costs are reduced when patients are empowered.


Value Proposition
nicolette
Empowering patients with NicoBoard drives improved health outcomes and economics
Increased Patient Satisfaction
Reduced Length of Stay
Lower Readmission Rates
Better Long-Term Health
Increased Market Share & Operating Margin (10x ROI)
Higher Reimbursement Rates
Improved Care Plan Compliance
Improved Productivity

Our first commercial contract is in place and installed, generating excellent results. We also have a channel deal signed and a large pipeline projected to close between five to ten deals in 2021 (not guaranteed).


Traction
nicolette
FIRST NICU DEAL
CHOC Children's
$100,000
ARR
FIRST CHANNEL DEAL
CURRENT SALES PIPELINE
150+ Hospitals
$250k Avg Deal Size
4 Payers
$2M Avg Deal Size
$50 Million ARR


RICOH

This slide contains forward-looking projections that cannot be guaranteed.

We are a team of patients, clinicians, and product experts with deep experience in our areas of expertise. Most importantly, we are passionate about empowering patients with success tools.


Who We Are
nicolette
Executive Team
Phil Martie
CEO
Michel Mikhael, MD
Chief Medical Officer
Seth Brickman
Chief Product Officer
Mindy Morris
Patient Education
Tynan Szvetecz
CTO
Advisors
Michael Clark
Joy Goss
Andrey Ostrovsky, MD
Leadership Experience
CHOC Children's
Children's National
CMS
amazon
UHG
Canon
Microsoft

We are crowdfunding a minimum of $100,000 to fuel growth and expand our product.


Investment Terms
nicolette
Capital Sought
$100,000+
Convertible Note
20% Discount • $9.5M Cap
Funding Milestones
Launch and sustain three enterprise implementations
Build out remote access and telehealth capabilities
Build out additional inpatient and outpatient products
Sign at least 10 additional health system deals
Sign at least one payer deal
Raise series A round

🤝 WE HOPE YOU'LL JOIN US IN TAKING OUR MISSION TO THE NEXT LEVEL 🚀


Appendix A
FINANCIAL INFO & PROJECTIONS


Funding History
nicolette

ANGEL	ACCELERATOR	PRE-SEED ROUND	SEED ROUND	Convertible Note	Crowd Raise
Oct 2016	Feb 2017	May 2017	Q2 2018	2018 - $45k / 2019 - $170k 2020 - $248k / 2021 - $126k	Q3 2021
$30,000	$20,000	$230,000	$855,000	$589k	$100k - $1m
$1.17M Cap	6% Equity	SAFE $2.75M Cap	Equity Round $4.5M Pre	Conv Note $7.5M Cap • 20% Disc	Conv Note $9.5M Cap • 20% Disc Currently Raising

Total Outside Capital Raised To Date

$1.724M

Traction & Progress

- First enterprise implementation complete
- Sales pipeline of 150+ NICUs / $42M+ ARR
- Filed patent
- Multiple payer deals in progress
- Channel agreement signed with Ricoh (1,000+ hospital footprint)

STRATEGIC INVESTORS

CEDARS-SINAI

wavemaker THREE-SIXTY HEALTH

GAN VENTURES

BACKSTAGE CAPITAL

Four-Year Financial Projections

nicolette

	2020	2021	2022	2023	2024
Capital Raised	Conv Note $560,000	Crowdfunded Conv Note $250,000+	SERIES A $5,000,000	-	-
Capital Deployment	Go To Market for NICU Product (NicoBoard)	**Growth:** NICU **Product:** Telehealth, Payer, Inpatient	Growth	Growth	Growth
Customer Contracts	**NICU:** 1	**NICU:** 10 **Telehealth:** 1 **Inpatient:** 0 **Payer / Corp:** 1	**NICU:** 30 **Telehealth:** 10 **Inpatient:** 10 **Payer / Corp:** 2	**NICU:** 75 **Telehealth:** 25 **Inpatient:** 25 **Payer / Corp:** 5	**NICU:** 150 **Telehealth:** 65 **Inpatient:** 65 **Payer / Corp:** 13
Contract ARR	NICU: $100k Telehealth: $0 Inpatient: $0 Payer / Corp: $0 **Total: $100k**	NICU: $1.25M Telehealth: $600k Inpatient: $0 Payer / Corp: $2M **Total: $3.85M**	NICU: $6.25M Telehealth: $6M Inpatient: $4M Payer / Corp: $4M **Total: $20.25M**	NICU: $18.75M Telehealth: $15M Inpatient: $10M Payer / Corp: $10M **Total: $53.75M**	NICU: $37.5M Telehealth: $39M Inpatient: $26M Payer / Corp: $26M **Total: $128.5M**

This slide contains forward-looking projections that cannot be guaranteed.


Appendix B
COMPETITIVE ANALYSIS

Competitive Landscape

nicolette

How We Compete

NicoBoard empowers patients and their caregivers with data-driven health insights, curated education, and engagement tools that can be leveraged both on-site and remotely. Our intellectual property is protected and we have no true direct competition, but there are competitive pressures that must be managed. Enterprise technology that contains patient-facing features can be competitive to NicoBoard in three ways:

1. **Direct Competition:** Data-driven, patient-facing technology that empowers self-advocacy
2. **Spend Competition:** Patient-facing tools that are not directly comparable technology, but aim for some similar goals and thus compete for the same budget dollars
3. **Complementary:** Technology shares horizontal commonalities that may seem seem competitive but are actually synergistic with NicoBoard


Spend Competition
Direct Competition
Patient-facing Tools
Clinical / Admin Centric
Livongo
LuminateHealth
getwell network
Locus
Cerner
(Patient Portal)
Epic
(MyChart App)
HARMONIZE
zoom
TeleHealth
Complementary
Complementary
Collaboration
Data-Driven Tech





Appendix C
USER METRICS

Our True North: **Input and Say**

nicolette



Parent Satisfaction: CMS Survey Metrics
nicolette
1
Would NicoBoard have helped you have more input or say in your child's care?
2
Would NicoBoard have helped keep you better informed regarding changes in your child's condition?
3
Would NicoBoard have helped you receive more consistent information during your child's NICU stay?
100%
90%
80%
0%
94%
94%
93%
More Input / Say
Better Informed About Changes
More Consistent Info
% Yes

Input and say is the strongest KPI for successful empowerment in both inpatient and outpatient settings.

This metric drives:

- Improved outcomes
- Reduced provider costs
- Reduced payer costs
- Telehealth adoption
- Improved patient experience
- Reduced risk

Parent Survey Data – CHOC

nicolette

1
Does NicoBoard help you have more input or say in your child's care?

2
Does NicoBoard help keep you better informed regarding changes in your child's condition?

3
Does NicoBoard help you receive more consistent information during your child's NICU stay?



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100%
100%
82%
More Input / Say
Better Informed About Changes
More Consistent Info
% Yes

Parent Satisfaction: Ease of Use

nicolette

How easy is NicoBoard to use?



Difficult
0%
Moderate
18%
Easy
82%

nicolette

PATIENT EMPOWERMENT • PROVIDER PARTNERSHIP